                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)

         HyperFeed Technologies, Inc. (formerly known as PC Quote, Inc.)
         ---------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   44913S 10 2
                                 --------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (858) 456-6022
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

            December 20, 2005; January 23, 2006; February 15, 2006;
                         March 15, 2006; March 30, 2006
            --------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 44913S   10   2       AMENDMENT NO. 12
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                             (a) [ ]

                                                                         (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):

                  WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                            [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                     6,367,790 shares
8.       SHARED VOTING POWER:                                         None
9.       SOLE DISPOSITIVE POWER:                                6,367,790 shares
10.      SHARED DISPOSITIVE POWER:                                    None

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  6,367,790 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                         [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  80.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  HC; CO


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Item 1. Security and Issuer.

         This Amendment No. 12 to Schedule 13D ("Amendment No. 12") relates to the shares of Common Stock, $.001 par value (the "HyperFeed Shares"), of HyperFeed Technologies, Inc., a Delaware corporation formerly known as PC Quote, Inc. ("HyperFeed"). The address of the principal executive offices of HyperFeed is 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606.

Note: All share numbers in this Amendment No. 12 have been adjusted to reflect a one-for-ten reverse stock split effected by HyperFeed on August 13, 2003.

Item 2. Identity and Background.

         The person filing this Amendment No. 12 is PICO Holdings, Inc. ("Holdings").

         Holdings is a California insurance and investment holding company. Holdings' business address is 875 Prospect Street, Suite 301, La Jolla, California 92037.

         The directors of Holdings include:

                  (i) S. Walter Foulkrod, III, Esq., whose business address is Foulkrod Ellis Professional Corporation, Attorneys at Law, 2010 Market Street, Camp Hill, Pennsylvania 17011. Mr. Foulkrod is an attorney and the owner of one-third of the issued and outstanding capital stock of Foulkrod Ellis Professional Corporation, Attorneys at Law. Mr. Foulkrod is a citizen of the United States of America (the "United States").

                  (ii) Richard D. Ruppert, MD, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Dr. Ruppert is a physician. Dr. Ruppert is a citizen of the United States.

                  (iii) John R. Hart, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Hart serves as President and Chief Executive Officer of Holdings. Mr. Hart also serves as a director of HyperFeed. Mr. Hart is a citizen of the United States.

                  (iv) Ronald Langley, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Langley serves as Chairman of the Board of Holdings. Mr. Langley also serves as a director of HyperFeed. Mr. Langley is a citizen of the United States.

                  (v) John D. Weil, whose business address is 200 North Broadway, Suite 825, St. Louis, Missouri 63102-2573. Mr. Weil serves as President of Clayton Management Company, a strategic investment company. Mr. Weil is a citizen of the United States.

                  (vi) Carlos C. Campbell, whose business address is 11530 Links Drive, Reston, Virginia 20190-4821. Mr. Campbell serves as President of C.C. Campbell & Co., a business consulting firm. Mr. Campbell also serves as a director of HyperFeed. Mr. Campbell is a citizen of the United States.

                  (vii) Kenneth J. Slepicka, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Ms. Slepicka is the Chief Executive Officer of Synthonics Inc., an


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


early stage biotechnology company. Ms. Slepicka also serves as a director of HyperFeed. Mr. Slepicka is a citizen of the United States.

         The executive officers of Holdings, in addition to Messrs. Langley and Hart, are:

                  (i) Richard H. Sharpe, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Sharpe serves as Chief Operating Officer of Holdings. Mr. Sharpe is a citizen of the United States.

                  (ii) Maxim C. W. Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Chief Financial Officer and Treasurer of Holdings. He is a citizen of Great Britain.

                  (iii) James F. Mosier, Esq., whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Mosier serves as General Counsel and Corporate Secretary of Holdings. He is a citizen of the United States.

                  (iv) W. Raymond Webb, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Webb serves as Vice President, Investments of Holdings. He is a citizen of New Zealand.

                  (v) John T. Perri, whose business address is 875 Prospect Street, Suite 301, La Jolla, California 92037. Mr. Perri serves as Vice President, Controller of Holdings. He is a citizen of the United States.

         There is no controlling shareholder of Holdings.

         B. During the last five years, Holdings and, to the best knowledge of Holdings, no individual named in Item 2(A) of this Amendment No. 12, has been convicted in a criminal proceeding.

         C. During the last five years, Holdings and, to the best knowledge of Holdings, no individual named in Item 2(A) of this Amendment No. 12, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Please see Item 4 of this Amendment No. 12.

Item 4. Purpose of Transaction.

         On December 20, 2005, HyperFeed issued a Promissory Note (the "December 20, 2005 Note") to Holdings evidencing the borrowing by HyperFeed from Holdings of $810,000 at an interest rate of 7.0% per annum. The entire unpaid principal balance and related interest under the December 20, 2005 Note were due and payable not later than January 31, 2006.


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


         On January 23, 2006, HyperFeed issued a Promissory Note (the "January 23, 2006 Note") to Holdings evidencing the borrowing by HyperFeed from Holdings of $1,500,000 at an interest rate of 7.0% per annum. The entire unpaid principal balance and related interest under the January 23, 2006 Note were due and payable not later than February 28, 2006.

         On February 15, 2006, HyperFeed issued a Promissory Note (the "February 15, 2006 Note") to Holdings evidencing the borrowing by HyperFeed from Holdings of $3,310,000 at an interest rate of 7.0% per annum. The February 15, 2006 Note acknowledged the borrowings under the December 20, 2005 Note and the January 23, 2006 Note. HyperFeed borrowed an additional $1,000,000 under the February 15, 2006 Note. The principal sum borrowed under the December 20, 2005 Note, the January 23, 2006 Note and the February 15, 2006 Note totaled $3,310,000. In connection with the issuance of the February 15, 2006 Note, the December 20, 2005 Note and the January 23, 2006 Note were cancelled. The entire unpaid principal balance and related interest under the February 15, 2006 Note were due and payable not later than March 31, 2006.

         On March 15, 2006, HyperFeed issued a Promissory Note (the "March 15, 2006 Note") to Holdings evidencing the borrowing by HyperFeed from Holdings of $4,160,000 at an interest rate of 7.0% per annum. The March 15, 2006 Note acknowledged the borrowing under the February 15, 2006 Note. HyperFeed borrowed an additional $850,000 under the March 15, 2006 Note. The principal sum borrowed under the February 15, 2006 Note and the March 15, 2006 Note totaled $4,160,000. In connection with the issuance of the March 15, 2006 Note, the February 15, 2006 Note was cancelled. The entire unpaid principal balance and related interest under the March 15, 2006 Note were due and payable not later than April 30, 2006.

         On March 30, 2006, HyperFeed issued to Holdings a Secured Convertible Promissory Note (the "March 30, 2006 Convertible Note") which replaced the March 15, 2006 Note. Under the terms of the March 30, 2006 Convertible Note, Holdings may borrow up to $10,000,000 at an interest rate equal to the prime rate plus 2.75%. The March 30, 2006 Convertible Note acknowledged the borrowing under the March 15, 2006 Note, that the unpaid principal and accrued interest under the March 15, 2006 Note was included in the $10,000,000 principal sum of the March 30, 2006 Convertible Note and that accordingly $4,160,000 principal and accrued interest had been advanced under the terms of the March 30, 2006 Convertible Note. In connection with the issuance of the March 30, 2006 Convertible Note, the March 15, 2006 Note was cancelled.

         HyperFeed is obligated to repay all outstanding principal and accrued interest under the March 30, 2006 Convertible Note, (i) on March 29, 2008 or
(ii) in Holdings' sole discretion, any date after and including March 30, 2008 as Holdings may declare. The March 30, 2006 Convertible Note, which is convertible by Holdings at any time into HyperFeed Shares, provides that the number of HyperFeed Shares that Holdings would receive in connection with a conversion of any amounts outstanding under the March 30, 2006 Convertible Note would be determined by dividing the total outstanding amount to be converted by the lesser of (i) 80% of the five-day moving average per share price of the HyperFeed Shares on the date of conversion


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
or (ii) 80% of $1.05 per share. The number of HyperFeed Shares issuable upon conversion of the March 30, 2006 Convertible Note is not subject to a cap and includes anti-dilution provisions.

         The March 30, 2006 Convertible Note is secured by all personal property of HyperFeed. In addition, the March 30, 2006 Convertible Note contains customary negative covenants by HyperFeed addressing dispositions; changes in business or changes in control or executive office; mergers or acquisitions; indebtedness; encumbrances; distributions; investments; transactions with affiliates; and negative pledge agreements.

         In addition, in connection with and as a condition precedent to the obligation of Holdings to make advances under the March 30, 2006 Convertible Note, HyperFeed issued to Holdings a Warrant to Purchase 125,000 Shares of Common Stock, at an exercise price of $1.05 per share (the "March 30, 2006 Common Stock Warrant"). The March 30, 2006 Common Stock Warrant may be exercised at any time and expires on March 30, 2009.

         Holdings used working capital to fund all advances to HyperFeed pursuant to the December 20, 2005 Note, the January 23, 2006 Note, the February 15, 2006 Note, the March 15, 2006 Note and the March 30, 2006 Convertible Note.

Item 5. Interest in Securities of the Issuer.

         (A)(B) Beneficial Ownership of HyperFeed Shares:


                                             HyperFeed Shares
                                          which may be Acquired      Total HyperFeed     Percent of
                                            upon Exercise of              Shares         Outstanding
                     HyperFeed Shares          Common Stock            Beneficially       HyperFeed
   Person (1)         Currently Held             Warrants                  Owned          Shares (2)
   ----------        ----------------     ---------------------      ---------------     -----------
Holdings                6,117,790                250,000(3)              6,367,790          80.7%

-------------------

(1) None of the directors or executive officers of Holdings individually beneficially owns any HyperFeed Shares. The directors and executive officers of Holdings disclaim beneficial ownership of the HyperFeed Shares beneficially owned by Holdings.

(2) The percent of the outstanding HyperFeed Shares is based upon 7,643,474 HyperFeed Shares outstanding as of April 6, 2006, and the number of HyperFeed Shares that Holdings may acquire upon exercise of the Warrant to Purchase 125,000 Shares of Common Stock issued by HyperFeed to Holdings on August 26, 2005 (the "August 26, 2005 Common Stock Warrant") and the March 30, 2006 Common Stock Warrant.

(3) Includes 125,000 HyperFeed Shares which may be acquired upon exercise of the August 26, 2005 Common Stock Warrant and 125,000 HyperFeed Shares which may be acquired upon exercise of the March 30, 2006 Common Stock Warrant, each of which is beneficially owned directly by Holdings.


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
        (C)  See Item 4 of this Amendment No. 12.

        (D)  Not applicable.

        (E)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        See Items 4, 5(A), 5(B) and 7 of this Amendment No. 12.

        Except as set forth herein, Holdings does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of HyperFeed, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Exhibit A -      Warrant to Purchase 125,000 Shares of Common Stock
                         issued by HyperFeed Technologies, Inc. to PICO
                         Holdings, Inc. on August 26, 2005 (Incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 0-13093) filed by HyperFeed
                         Technologies, Inc. on September 1, 2005)

        Exhibit B -      Promissory Note, dated December 20, 2005, issued by
                         HyperFeed Technologies, Inc. to PICO Holdings, Inc.
                         (cancelled on February 15, 2006) (Incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 0-13093) filed by HyperFeed
                         Technologies, Inc. on December 27, 2005)

        Exhibit C -      Promissory Note, dated January 23, 2006, issued by
                         HyperFeed Technologies, Inc. to PICO Holdings, Inc.
                         (cancelled on February 15, 2006) (Incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 0-13093) filed by HyperFeed
                         Technologies, Inc. on January 26, 2006)

        Exhibit D -      Promissory Note, dated February 15, 2006, issued by
                         HyperFeed Technologies, Inc. to PICO Holdings, Inc.
                         (cancelled on March 15, 2006) (Incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 0-13093) filed by HyperFeed
                         Technologies, Inc. on February 16, 2006)

        Exhibit E -      Promissory Note, dated March 15, 2006, issued by
                         HyperFeed Technologies, Inc. to PICO Holdings, Inc.
                         (cancelled on March 31, 2006) (Incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 0-13093) filed by HyperFeed
                         Technologies, Inc. on March 16, 2006)

         Exhibit F -       Secured Convertible Promissory Note, dated March 30,
                           2006, issued by HyperFeed Technologies, Inc. to PICO
                           Holdings, Inc. and the accompanying Warrant to Purchase 125,000 Shares of Common Stock issued by
                           HyperFeed Technologies, Inc. to PICO Holdings, Inc.
                           on March 30, 2006 attached as Exhibit 1 thereto
                           (Incorporated herein by reference to Exhibit 10.9 to the Current Report on Form 8-K (File No. 10-18786)
                           filed by PICO Holdings, Inc. on March 31, 2006)



   [Remainder of page intentionally left blank; signature on following page.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 12, 2006                       PICO HOLDINGS, INC.


                                            By:    /s/ James F. Mosier
                                                 -------------------------------
                                                   James F. Mosier,
                                                   General Counsel and Secretary


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